UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

Aptera Motors Corp.

(Exact name of issuer as specified in its charter)

Delaware	83-4079594
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5818 El Camino Real Carlsbad, CA 92008

(Full mailing address of principal executive offices)

(858) 371-3151

(Issuer’s telephone number, including area code)

In this report, the term “Aptera” or “the company” refers to Aptera Motors Corp., a Delaware corporation and its subsidiary on a consolidated basis. Aptera is not legally related to Aptera Motors Inc.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report on Form 1-K. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” of our annual report on Form 1-K. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2025 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make interim financial statements not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2025.

General

Aptera Motors Corp. is a development stage company focused on the development and commercialization of solar electric vehicles. As of the date of this report, the Company has not commenced production or generated any revenue from the sale of its products. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which is dependent upon the Company obtaining additional financing and ultimately achieving profitable operations. This management’s discussion and analysis discusses the Company’s progress to date, its challenges, and its plans for the future, but should be read in conjunction with the consolidated financial statements and accompanying notes.

Aptera was formed as a Delaware corporation on March 4, 2019, for the purpose of engaging in the production of energy-efficient, solar powered vehicles. We first began accepting $100 reservations for our vehicle in December 2020 and as of December 31, 2024, we had more than 49,000 reservation holders. We have not delivered any products to customers and have not recognized any revenue from the sale of vehicles.

In 2024 and 2023, we engaged with many new partners to supply validated production parts and as a result, we are in the process of building validation vehicles with production parts. In addition to our engagement with these partners, we will also engage with validation and durability testing partners to assure the reliability of our production intent design. Our marketing team is expected to continue engage with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers. As a result of the above, the Company expects to continue to experience increased spending on production equipment and tooling.

The Company accepts vehicle reservations for a $100 fee. These reservation fees are fully refundable. As of December 31, 2024, we had approximately 49,000 reservation holders.

Our production timeline has evolved as our company has progressed, and it remains dependent on our ability to secure sufficient capital. We had previously anticipated commencing low-volume production of our vehicles in 2025 and achieving a high-volume production rate of 20,000 vehicles per year by the end of 2026. However, we have experienced delays and this timeline is no longer indicative of our current expectations, primarily due to our ongoing need to secure substantial funding. We have not yet raised the sufficient capital necessary to fully fund our tooling, validation program, and manufacturing facility. Unlike our previous fundraising efforts, which were composed of many smaller investments over time, the capital required for the remaining vehicle tooling and supplier commitments must be secured in substantial tranches to allow us to place large-scale purchase orders and commit to production schedules.

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Our production plan for our Carlsbad facility is phased and each phase is contingent upon a specific level of funding. The initial “low-volume” production phase is estimated to require approximately $65 million in capital to fund remaining necessary tooling and validation programs. Following the initiation of low-volume production, a second phase to ramp to high-volume production would require an estimated additional $140-$160 million. This high-volume rate, which we project to be approximately 20,000 vehicles per year at our current facility’s maximum capacity, was a figure determined in consultation with Munro & Associates, a firm specializing in lean manufacturing principles for the automotive industry.

Given that our ability to begin any phase of production is dependent on securing the required capital, we cannot currently provide a revised forecast for when these milestones will be met. Until the necessary funding for a given production phase is secured, we will be unable to predict if and when that phase of production will commence.

We remain committed to commencing production as soon as possible. However, the exact timing remains uncertain and is dependent on several key factors, including:

●	Securing necessary funding: We require substantial upfront capital to initiate production, including funding for the remaining vehicle tooling, validation programs, and manufacturing facilities. Specifically, securing the capital estimated for both initial low-volume and subsequent high-volume production phases is critical. Until this funding is secured, the Company will be unable to predict if and when production will commence.
●	Availability of resources: Production is contingent on the availability of materials, components, manufacturing facilities, and an uninterrupted supply chain.
●	Addressing technical challenges: We may encounter further technical challenges that require redesign or alternative sourcing of components.
●	Meeting regulatory requirements: We must meet all necessary safety and regulatory requirements to certify our vehicles.

Our approach to achieving future production is based on completing vehicle validation and testing, developing our manufacturing processes, and establishing a robust supply chain. Our current operational capabilities are focused on assembling and rigorously testing production-intent vehicles, preparing our manufacturing facility, and readying necessary components for initial production runs.

Historically, we have experienced challenges in raising capital in the amounts needed to fully fund our operations, and we have faced production delays due to financial constraints, supply chain disruptions, technological challenges, and regulatory requirements. While we currently do not anticipate any major supply chain disruptions, changes in global trade policies, including the imposition of new tariffs or changes to existing tariffs, could impact the cost and availability of components and materials, potentially affecting our production timelines and profitability. We have experienced price fluctuations for vehicle components and labor in the past, which have led to increased costs and negatively affected our results of operations.

We are actively working to address these challenges and secure the necessary resources to commence production. We will provide further updates on our progress as we achieve significant milestones. However, we cannot assure you that we will be successful in securing funding, overcoming technical challenges, or meeting regulatory requirements on a timely basis, or at all. These factors could significantly impact our ability to commence production and achieve our business objectives.

Restatement

During the preparation of the Company’s financial statements for the year ended December 31, 2024, the Company identified certain errors in the accounting for stock-based compensation expense related to modifications of stock option awards granted to certain departing employees, executives, and board members in 2023 and 2024.

Specifically, the Company had modified the post-termination exercise period for these awards, extending the period during which these individuals could exercise their options after leaving the Company. These modifications resulted in additional stock-based compensation expense that was not properly recorded in the prior periods. As a result, the Company restated its previously issued financial statements for the year ended December 31, 2023.

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Operating Expenses

General, Selling and Administrative

General, selling and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, and information technology services. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions and travel expenses. These expenses account for a significant portion of our operating expenses.

Research and Development

We spend significant resources on engineering, tooling and design capabilities, which are classified as research and development expenses. Research and development expenses consist primarily of personnel costs, materials to build prototype and validation vehicles, specialized out-sourced engineering services, facilities and software licenses.

Results of Operations

Comparison of the results of operations for the six months ended June 30, 2025 and June 30, 2024

General, Selling and Administrative Expenses

	For the six months ended June 30, (in thousands)
	2025	2024	$ Change	% Change
Corporate and overhead expenses	$4,730	$5,087	$(357)	(7%)
Share-based compensation	11,167	7,111	4,056	57%
Depreciation	84	78	6	8%
Selling, general and administrative	$15,981	$12,276	$3,705	30%

The net increase in selling, general and administrative costs was primarily driven by higher stock-based compensation and reduced advertising expenses, partially offset by higher legal and regulatory costs.

The increase in stock-based compensation expense compared to the prior-year period was primarily due to $7.3 million in stock-based compensation for advisory services. This increase was partially offset by a stock-based compensation related to a one-time $5.5 million charge recognized last year related to the extension of expiring stock options.

The decrease in corporate and overhead expenses was primarily driven by a $1.0 million reduction in advertising costs, reflecting lower crowdfunding-related marketing activity. In addition, freight and property tax expenses declined by $0.2 million, due to elevated parts orders in the prior period and the recognition of prior-year catch-up property tax expenses. Travel and employee-related costs also decreased by $76,000. These reductions were partially offset by a $0.9 million increase in legal and compliance expenses associated with ongoing litigation and heightened regulatory requirements.

Overall, we remain focused on aligning operating costs with strategic priorities as we progress through vehicle validation and testing. However, some costs, particularly legal fees and expenses related to ongoing litigation, as well as increased costs associated with responding to regulatory inquiries and proactively strengthening our corporate governance and compliance frameworks, are inherently less discretionary due to their nature and external drivers, and can therefore be less predictable in their timing and magnitude. Consequently, we anticipate these legal, regulatory, and compliance-related expenditures will remain elevated compared to prior periods for the foreseeable future as we address these matters and continue to invest in robust systems and processes.

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Research and Development Expenses

	For the six months ended June 30, (in thousands)
	2025	2024	Change ($)	Change (%)
Other operating expenses	$4,281	$4,748	$(467)	(10%)
Share-based compensation	4,619	1,573	3,046	194%
Depreciation	186	167	19	11%
Research and Development	$9,086	$6,488	$2,598	40%

Research and development expenses increased compared to the six months ended June 30, 2024, primarily due to higher stock-based compensation. The increase in stock-based compensation was attributable to a series of option grants issued in April 2025 in recognition of the engineering team’s contributions.

Other operating expenses decreased in the second quarter of 2025 compared to the same period in 2024, primarily due to a $1.0 million decrease in expenses for outside services, which were elevated in the prior year due to high engineering activity to complete vehicle development. This decrease was partially offset by a $0.5 million increase in compensation costs, primarily driven by the timing of R&D payroll tax credit recognition and higher labor costs.

Other Income

For the six months ended June 30, 2025, other income was $2.1 million, compared to $0.9 million in the same period of 2024. The increase primarily relates to a $1.1 million increase in matching grant funds received from the California Energy Commission, which offset cash paid for equipment and material purchases.

Net Loss

As a result of the foregoing, the Company’s net loss for the six months ended June 30, 2025 was $22.9 million compared to $17.8 million for the same period in the prior year.

Liquidity and Capital Resources

As of June 30, 2025, the Company had $34.5 million in total assets. Our primary sources of liquidity currently include $13.1 million in cash and cash equivalents and $1.6 million in grant funds receivable from the California Energy Commission (“CEC”). Our current operational cash burn rate, covering essential personnel, ongoing regulatory compliance (including costs associated with this public offering process and the ongoing SEC Investigation (as defined further below) and fixed costs, is approximately $1.2 to $1.5 million per month). This baseline burn rate is currently elevated by significant expenses associated with the process of becoming a publicly traded company and by substantial legal and other professional fees related to the SEC Investigation, which are difficult to predict with certainty but are expected to continue to be material in the near term. Our existing cash and cash equivalents, even when supplemented by anticipated near-term grant receipts, are therefore only sufficient to cover several months of these baseline operations, and would not be sufficient to advance our business plan. To complete vehicle validation and prepare for initial production—including increased spending on engineering, validation, testing, and the hiring of additional sales, marketing, and administrative personnel—we estimate that we will require approximately $30 million in additional funding. Following that, we estimate an additional $30-40 million will be required for the remaining production tooling in order to commence low-volume manufacturing. In total, we require approximately $60-70 million to advance through these next two critical pre-production phases. We estimate that the associated work would take approximately 12 to 18 months to complete from the time such capital is fully secured. This capital must be secured in substantial tranches, rather than incrementally, as it is necessary to fund significant, non-cancelable commitments to suppliers for remaining vehicle tooling and equipment.

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Our awarded $21.9 million grant from the CEC is an important component of our liquidity plan. The grant provides funding on a reimbursement basis for eligible expenditures, such as capital investments in tooling, equipment and for vehicle validation activities. We anticipate receiving further portions of this grant, specifically an estimated $6 million in calendar year 2025 and $14 million in the subsequent calendar year. These anticipated disbursements are linked to our operational spending plan, as the eligible expenditures must be incurred before we can meet our updated production and sales milestones. These milestones, which were recently extended with CEC approval, now require us to manufacture and sell 50 vehicles by February 2026 and 500 vehicles by October 2026. Our ability to meet these milestones is subject to our ability to fund the required upfront investments, and there is no guarantee we will be able to do so.

Long-Term Cash Requirements

Beyond our immediate capital needs to commence low-volume production, our long-term business plan requires us to raise substantial additional capital for future growth and operational expansion. Our material cash requirements beyond the next 12 months are expected to include, but are not limited to, the following:

●	Scaling to High-Volume Production: As previously stated, we estimate needing $140-$160 million to fully equip our current Carlsbad facility and scale our manufacturing process to achieve our high-volume production target of 20,000 vehicles per year. This includes significant investment in additional automation, assembly line equipment, and quality control systems and is in addition to the $60-70 million necessary to fund the remaining tooling and validation programs mentioned above.
●	Future Manufacturing Capacity: To meet our longer-term production targets that exceed the capacity of our current facility, we will require additional manufacturing capacity. This may involve securing or constructing new, larger facilities, which would represent a material future capital expenditure, the cost and timing of which has not yet been determined.
●	Expansion of Sales and Service Infrastructure: Our direct-to-consumer model will require significant investment to scale nationally. We will need to fund the establishment of regional pre-delivery and service centers, as well as expand our fleet of mobile service vehicles to support our customers and/or form relationships with third party vendors to provide this level of service.
●	Research and Development: To maintain our competitive advantage, we intend to continue investing in research and development. This includes developing future vehicle models, enhancing our proprietary solar and battery technology, and exploring other applications for our technology.
●	Working Capital: As we begin and scale production, our need for working capital will increase significantly. We will require cash to fund raw materials, work-in-process, and finished goods inventory, which will increase substantially as our production volume grows.
●	Public Company Costs: We will continue to incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company.

Our ability to fund these long-term requirements is dependent upon our ability to raise substantial additional capital through future equity or debt financings, and there can be no assurance that we will be able to do so on favorable terms, or at all.

As of June 30, 2025, the Company’s total liabilities were $7.7 million. Major existing liabilities include $1.1 million in accrued liabilities, $4.1 million in unearned reservation fees, and $2.0 million in lease liabilities. We also had approximately $1.0 million of purchase commitments as of June 30, 2025, which are generally cancellable. For further details on our commitments, see “Commitments and Contingencies” below.

We have a history of net losses and negative cash flows from operations. These factors, our current limited cash runway at our elevated baseline burn rate, together with our significant upcoming material cash requirements for planned expanded operations and substantial capital expenditures necessary to initiate and scale vehicle production, raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern over the next 12 months and beyond is dependent upon our ability to raise additional capital in a timely manner.

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We expect to finance our operations by conducting public offerings of equity or debt, private placements of equity or debt, entering into equity lines of credit or similar facilities, entering into agreements for equipment financing, CEC grant, and pursuing strategic partnerships.

Historically, we have funded our operations primarily through the issuance of common stock and the CEC grant.

Equity Issuances

From July 1, 2025 through the date of this filing we issued approximately 69,680 shares of Class B common stock in connection with Regulation A and Regulation D offerings for total cash proceeds of $2.8 million at a weighted average price of $40.39 per share.

During the six months ended June 30, 2025, we issued 186,251 shares of Class B common stock in connection with Regulation A and Regulation D offerings for total cash proceeds of $7.4 million at a weighted-average price of $39.73 per share.

During the year ended December 31, 2024, we issued 744,329 shares of Class B common stock for total cash proceeds of $23.5 million at a weighted-average price of $31.50 per share. We also raised $0.7 million from the sale of convertible notes. In the fourth quarter of 2024, we issued 27,877 shares in exchange for the conversion of convertible notes and accrued interest, resulting in total proceeds of $0.7 million at a weighted-average price of $25.20 per share. Furthermore, 642 shares were issued upon the exercise of stock options, generating total proceeds of $7 thousand at a weighted-average price of $11.40 per share.

The Company has and may in the future grant warrants to vendors as part of their payment for the provisions of services. Currently, the Company has issued warrants with vendors to purchase shares of Class B common stock. During the year ended December 31, 2024, the Company issued to Amato and Partners, LLC, a vendor of the Company, a warrant to purchase 333,333 shares with an exercise price of $31.50. This warrant vests monthly through May 15, 2025, and expires on November 15, 2034. The Company has issued to the same vendor a warrant, as amended, for 533,333 shares with an exercise price equal to the fair market value as described therein, and this warrant only vests and becomes exercisable at certain change of control events and expires on November 15, 2034. Copies of these warrants (and applicable amendment(s)) are filed as Exhibits 3.3, 3.1, and 3.2, respectively, to this report. The Company has also issued warrants to US Capital Global Securities, LLC pursuant to four separate warrant agreements for an aggregate of 1,500 shares with an exercise price of $0.0001 and all of which expire in the third and fourth quarter of 2029. Copies of each of these warrant agreements are filed Exhibits 3.4, 3.5, 3.6, and 3.7 to this report.

California Energy Commission Grant

In February of 2023, we were approved for a $21.9 million grant from the CEC to add critical capacity to accelerate scaled manufacturing. The grant provides for the reimbursement of certain capital and operational expenditures subject to meeting specific milestones. A full discussion of the grant’s terms, funding schedule, and related milestones is included above in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

As of June 30, 2025, we were current on all milestones agreed with the CEC and submitted reimbursement requests totalling $4.1 million, $2.5 million of which were approved and paid to us. In May 2025 we were approved for a time extension on the project including an extension on milestone dates for the start of production on the low-volume and high-volume production lines. Our new milestones are to manufacture and sell 50 vehicles by February 2026 and 500 vehicles by October 2026. These milestones depend heavily on our ability to obtain sufficient and timely funding. We hold quarterly progress meetings with the CEC to discuss our progress on each of the requirements under the grant and although we are working diligently to meet the requirements of the grant, there is no guarantee we will be able to do so. The project and grant reimbursement period was also extended and is now due to conclude in the first quarter of 2027.

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Previously, we anticipated completing our vehicle validation and testing by the end of 2024, with low-volume production commencing in 2025. However, we did not achieve this timeline due to delays in securing necessary funding.

We remain committed to completing the validation and testing process and commencing low-volume production as soon as possible. Our current focus is on securing the necessary financing and addressing any technical challenges encountered during the validation process. This process is funding dependent, and we will therefore provide further updates on our progress as we achieve significant validation milestones.

Commitment and Contingencies

Leases

As of June 30, 2025, we leased approximately 77,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California under an operating lease agreement that expires April 1, 2027. For the year ended December 31, 2024, we recorded $1.1 million of lease expense. For the six months ended June 30, 2025, we recorded $0.5 million of lease expense and expect to record payments of $0.6 million related to this facility for the remainder of the year ending December 31, 2025.

Purchase Orders

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of June 30, 2025, we had approximately $1.0 million in open purchase orders.

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery. This enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how, and data. During the year ended December 31, 2023, we entered into an amended the TLA with Chery, agreeing to a fixed fee of $1 million in cash (an amount paid to Chery prior to entering into the amendment) and $5 million of Class B common stock, in two remaining installments corresponding with the milestones set out in the TLA. We hold rights of first refusal to repurchase Chery’s shares in the event of a sale or transfer to another shareholder.

Litigation and Regulation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States.

In August 2024, Zaptera USA, Inc. (“Zaptera”) filed a complaint against Aptera Motors Corp. in U.S. District Court for the Southern District of California, which was amended in February 2025. In June 2025, the Court dismissed a subset of claims and Zaptera filed a Second Amended Complaint on June 26, 2025. The Second Amended Complaint asserts the following claims against Aptera Motors Corp. and a group of individuals associated with Aptera Motors Corp.: design patent infringement; misappropriation of trade secrets; and declaratory judgment of patent ownership. Zaptera also asserts breach of contract against individuals associated with Aptera Motors Corp., but not the company itself. Aptera Motors Corp. and the individual defendants have moved to dismiss the claims for trade secret misappropriation and all claims against the individual defendants.

Zaptera seeks various remedies, including damages and injunctive relief. Aptera Motors Corp. intends to vigorously defend this litigation, believes the claims are without merit. However, litigation is inherently uncertain, and an unfavorable outcome could materially harm our business.

In January 2025, we received a subpoena for documents from the staff of the SEC related to our securities offerings and the production, design, and manufacture of our vehicles. This subpoena is part of the ongoing SEC Investigation. We are cooperating fully with the investigation and are producing documents in response to the subpoena.

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The SEC has informed us that the investigation does not mean that it has concluded that anyone has violated the law and that the receipt of the subpoena does not mean that the SEC has a negative opinion of any person, entity, or security. However, we cannot provide any assurances as to the outcome of this investigation or its potential effect, if any, on our Company.

We are not aware of any other pending or threatened legal actions that we believe would have a material impact on our business.

As discussed in “Results of Operations” above, the Company incurred higher litigation expense in 2024 related both the lawsuit and SEC Investigation and anticipates that such expenses will continue at elevated levels in 2025.

Trend Information

We operate in an industry that is sensitive to political and regulatory uncertainty, including with respect to trade and the environment, all of which can be compounded by inflationary pressures, rising energy prices and increases in interest rates. For example, in the earlier part of 2022, the automotive industry in general experienced part shortages and supplier disruptions. As the year progressed, inflationary pressures increased across the markets in which we operate. In an effort to curb this trend, central banks in developed countries raised interest rates rapidly and substantially, impacting the capital markets and the ability of EV companies to raise necessary funding. Further, sales of vehicles in the automotive industry also tend to be cyclical in many markets, which may expose us to increased volatility as we expand and adjust our operations. Moreover, as additional competitors enter the marketplace and help bring the world closer to sustainable transportation, we will have to adjust and continue to execute well to maintain our momentum. These macroeconomic and industry trends will likely have an impact on the pricing of, and order rate for our vehicles, and we will continue to adjust accordingly to such developments.

Tariffs

Recent U.S. tariff measures on imported materials are not expected to materially impact our current vehicle development stage, as we have not yet built significant inventory. However, we are evaluating the potential effects on our future supply chain. Our sourcing strategy primarily prioritizes quality, availability, and price for unique components, with domestic procurement typically being a secondary consideration. This approach may increase our exposure to international trade disruptions and tariff-related cost volatility and we expect to adjust our approach accordingly.

Due to our current development stage, we believe we are well-positioned to react to potential future cost increases from suppliers. Furthermore, our long-standing plan to assemble vehicle components in the United States provides us with the flexibility to maintain competitive pricing.

However, recent proposals to change the international trade framework events have resulted in substantial regulatory uncertainty regarding international trade and trade policy, both in the United States and abroad. The U.S. government has also raised the possibility of other initiatives that may affect importation of goods including renegotiation of trade agreements with other countries and the introduction of new or increased import duties or tariffs with respect to products from a number of different countries. In light of this uncertainty and the unknown impact on the broader U.S. and global economy in the future, we do not have clarity at this point over the potential medium to long term impacts our business may face. The availability of certain goods could be affected if foreign suppliers choose to limit their exposure to U.S. markets in response to unfavorable trade policies, which could negatively impact the ability of our suppliers to deliver materials or manufacturing equipment to us and, therefore, delay or impede our deliveries. Furthermore, rising inflation, slower economic growth and increases in unemployment that may result from global trade disruptions could further deflate consumer demand, reducing demand for our products.

Resale Registration Statement and Amendments to our Certificate of Incorporation and Bylaws

The Company has filed a registration statement on Form S-1 to register the resale of up to 31,741,948 shares of our non-voting Class B common stock (including certain securities exercisable and/or convertible into shares of our Class B common stock). If and when our resale registration statement becomes effective, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws filed as Exhibits 2.4 and 2.5, respectively, to this report will become the certificate of incorporation and bylaws of the Company, which will have the effect of causing the Company to become a public benefit corporation.

ITEM 2.	OTHER INFORMATION

None.

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ITEM 3.	FINANCIAL STATEMENTS

APTERA MOTORS CORP. FINANCIAL STATEMENTS

(unaudited)

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APTERA MOTORS CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

(Unaudited)

	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$13,070	$13,160
Grant funds receivable	1,599	855
Prepaids and other	423	375
Total current assets	15,092	14,390
Deposits and other long-term assets	1,050	1,550
Property and equipment, net	16,645	16,885
Operating lease assets, net	1,676	2,104
Total assets	$34,463	$34,929

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$474	$277
Accrued liabilities	1,071	1,159
Unearned reservation fees	4,095	4,086
Current portion of lease liabilities	1,092	1,030
Total current liabilities	6,732	6,552
Right of use liabilities - operating lease	903	1,468
Other long-term liabilities	15	15
Total liabilities	7,650	8,035

Commitments and contingencies (Note 4)

Stockholders’ Equity:
Preferred stock, $0.0001 par value, 31,304,495 authorized; 3,721,394 shares issued and outstanding (Note 6)	-	-
Class A Common Stock, $0.0001 par value, 190,000,000 shares authorized, 18,486,999 and 18,486,999 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	2	2
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 5,064,588 and 4,877,990 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	1	1
Additional paid-in capital	327,172	304,584
Subscription receivables	(12)	(281)
Accumulated deficit	(300,350)	(277,412)
Total stockholders’ equity	26,813	26,894
Total liabilities and stockholders’ equity	$34,463	$34,929

See accompanying notes.

F-1

APTERA MOTORS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

(Unaudited)

	Six Months Ended
	June 30, 2025	June 30, 2024
Revenues	$-	$-

Operating Expenses:
General, selling, and administrative	15,981	12,276
Research and development	9,086	6,488
Total operating expenses	25,067	18,764

Operating loss	(25,067)	(18,764)
Other income	2,129	942
Net Loss	(22,938)	(17,822)

Weighted average loss per share of Class A and Class B common stock basic and diluted	$(0.98)	$(0.78)
Weighted average shares outstanding of Class A and B common stock - basic and diluted	23,422,208	22,806,874

See accompanying notes.

F-2

APTERA MOTORS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(in thousands, except share and per share data)

(Unaudited)

			Class A Common		Class B Common		Additional	Common Stock to be Issued		Total
	Preferred Stock		Stock		Stock		Paid-In	(Subscriptions	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable)	Deficit	Equity
As of January 1, 2024	3,721,394	$—	18,486,999	$2	4,100,349	$1	$268,001	$(814)	$(242,505)	$24,685
Sale of common stock	—	—	—	—	424,474	—	13,139	1,364	—	14,503
Stock issuance costs	—	—	—	—	—	—	(916)	—	—	(916)
Shares issued for services	—	—	—	—	1,746	—	55	—	—	55
Stock based compensation	—	—	—	—	—	—	8,629	—	—	8,629
Net loss	—	—	—	—	—	—	—	—	(17,822)	(17,822)
As of June 30, 2024	3,721,394	$—	18,486,999	$2	4,526,569	$1	$288,908	$550	$(260,327)	$29,134

As of January 1, 2025	3,721,394	$—	18,486,999	$2	4,877,990	$1	$304,584	$(281)	$(277,412)	$26,894
Sale of common stock	—	—	—	—	186,251	—	7,398	269	—	7,667
Stock issuance costs	—	—	—	—	—	—	(596)	—	—	(596)
Shares and warrants issued for services	—	—	—	—	347	—	7,428	—	—	7,428
Stock based compensation	—	—	—	—	—	—	8,358	—	—	8,358
Net loss	—	—	—	—	—	—	—	—	(22,938)	(22,938)
As of June 30, 2025	3,721,394	$—	18,486,999	$2	5,064,588	$1	$327,172	$(12)	$(300,350)	$26,813

See accompanying notes.

F-3

APTERA MOTORS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Six Months Ended
	June 30, 2025	June 30, 2024
Cash Flows from Operating Activities
Net loss	$(22,938)	$(17,822)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	270	245
Stock based compensation	15,786	8,684
Changes in operating assets and liabilities:
Grant funds receivable	(744)	(10)
Prepaids and other	452	(102)
Deposits and other long-term assets	-	743
Accounts payable	197	(1,318)
Accrued expenses	(88)	284
Unearned reservation fees	9	164
Operating lease assets and liability, net	(75)	(58)
Net cash used in operating activities	(7,131)	(9,190)
Cash Flows from Investing Activities
Purchase of property and equipment	(30)	(3,258)
Net cash used in investing activities	(30)	(3,258)
Cash Flows from Financing Activities
Proceeds from sale of common stock	7,667	14,503
Common stock issuance costs	(596)	(916)
Net cash provided by financing activities	7,071	13,587

Increase in cash and cash equivalents	(90)	1,139
Cash and cash equivalents, beginning of period	13,160	16,967
Cash and cash equivalents, end of period	$13,070	$18,106

Supplemental disclosures of cash flow information:
Cash paid for interest	$3	$1
Cash paid for income taxes	$-	$-
Non-cash investing and financing activities:
Subscriptions’ receivable	$12	$(550)

See accompanying notes.

F-4

APTERA MOTORS CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BUSINESS

Aptera Motors Corp. (“Aptera” the “Company,” “we,” “us” or “our” and similar terms refers to Aptera Motors Corp. and its subsidiaries unless the context otherwise requires) was incorporated on March 4, 2019 (“Inception”) in the State of Delaware. The Company is developing a solar electric vehicle focused on efficiency. In September 2023, the Company established the subsidiary company Aptera Motors Italia Srl, based in Modena, Italy.

Risks and Uncertainties

Our business is highly sensitive to domestic and global economic and business conditions as well as local, state, and federal government policy decisions. Several factors beyond our control could cause material fluctuations in our business and financial condition. In addition, we require a significant amount of capital to fund vehicle manufacturing, have a limited operating history and operate with small management and development teams that contain key employees. We also face significant barriers to market entry and competing technologies. At times, we have experienced constraints and volatility in our supply chain that resulted in increased costs to us. Furthermore, we are affected by uncertain regulatory conditions, fluctuations in demand, and inflation in production and shipping costs. These conditions could affect the volatility of our business, our financial condition and our results of operations.

Going Concern and Management’s Plans

We have incurred losses from operations since inception and have not generated any revenue to date. We expect to incur significant costs associated with vehicle development, testing, production, and operations before generating revenue. We require financing from external sources to continue as a going concern. These factors raise substantial doubt about our ability to continue as a going concern for the next twelve months.

Historically, we have funded our operations primarily through the issuance of common stock, including Regulation A+, Regulation CF, and Regulation D offerings.

The Company’s ability to continue as a going concern for the next twelve months is dependent on its ability to obtain sufficient funding through its Regulation A+ and Regulation D stock offerings, as well as the successful implementation of significant cost reduction measures.

To address its liquidity needs, the Company is actively pursuing its Regulation A+ and Regulation D stock offerings. However, the extent and timing of these offerings’ success remain uncertain. In addition, the Company is implementing cost reduction measures, which may include significant workforce and salary reductions, along with reductions in discretionary spending and renegotiation of vendor contracts. The extent and impact of these cost reductions introduce substantial uncertainty regarding the Company’s ability to maintain operations at current levels for the next twelve months.

We are also exploring various other financing options to address our future capital needs. These options may include, but are not limited to, public offerings of equity or debt, private placements, and strategic partnerships. However, there is no guarantee that we will be able to secure such financing on favorable terms, or at all.

While management believes these actions will improve the Company’s liquidity position, there is no guarantee that they will be sufficient to fully address the Company’s financial challenges. If the Company is unable to secure adequate funding or successfully implement its cost reduction plans, it may be required to pursue alternative financing strategies, further reduce operations, or seek other strategic alternatives.

If we are unable to obtain adequate financing, we may be required to implement the aforementioned cost-cutting measures, reduce investments in product development, or significantly curtail our operations. These actions could have a material adverse effect on our business, financial condition, and results of operations. The potential impact of these uncertainties is not reflected in the accompanying financial statements.

F-5

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying condensed consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted as permitted by such rules and regulations; however, the Company believes the disclosures are adequate to make the information presented not misleading.

The interim financial information is unaudited, but reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2024. Interim results are not necessarily indicative of the results for a full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting periods. We use historical and other pertinent information to determine those estimates. Actual results could materially differ from these estimates.

Reverse Stock Split

The accompanying condensed consolidated financial statements and related notes have been retroactively restated to reflect a 1-for-3 reverse stock split of the Company’s common stock effected on August 5, 2025. See Note 8 Subsequent Events for further discussion.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the balance sheet dates.

F-6

The following are the classes of assets and liabilities measured at fair value:

	As of June 30, 2025
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$6,918	$-	$-	$6,918
Total	$6,918	$-	$-	$6,918

	As of December 31, 2024
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$8,770	$-	$-	$8,770
Total	$8,770	$-	$-	$8,770

As of June 30, 2025 and December 31, 2024, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable, unearned reservation fees and short-term debt approximated their fair values.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of June 30, 2025 and December 31, 2024, cash and cash equivalents contained $4.1 million of unearned refundable customer reservation fees.

Grant Funds Receivable

The Company receives matching grant funds from the California Energy Commission for research and development activities. These matching grant funds are non-refundable and are subject to certain conditions and milestones.

The Company accounts for these grants under the reimbursement method. This means that grant funds are recognized as receivables only after the Company has incurred the qualifying R&D expenses and has submitted a request for reimbursement to the granting agency.

The Company assesses the probability of receiving reimbursement based on its ongoing communication with the granting agency and its compliance with the grant terms. If any conditions for grant eligibility are not met, the Company may be required to repay a proportionate amount of the grant received.

Grants received are recorded as other income in the statement of operations.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computers, hardware and software	3 years
Leasehold improvements	shorter of remaining lease term or 5 years
Research and development equipment	5 years
Other equipment	5 years

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and operating lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

F-7

For the six months ended June 30, 2025 and 2024, we recorded no impairment charges on long-lived assets.

Unearned Reservation Fees

Unearned reservation fee liabilities are recorded based on all funds we expect to collect on each transaction, including merchant processor fees charged. We maintain a separate money market account for all customer reservation fees collected.

Leases

The Company recognizes all operating leases on the balance sheet at the commencement date. This includes:

●	A right-of-use (ROU) asset representing the right to use the leased asset.
●	A lease liability representing the future lease payments discounted to present value.

Lease expense is recognized on a straight-line basis over the lease term, reflecting the benefit of using the leased asset. Our assessed lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option

We recognize a ROU asset at the commencement of an operating lease, representing the right to use the leased asset. The ROU asset is initially measured at the present value of the non-cancellable lease payments, including any initial direct payments. The ROU asset is depreciated over the lease term, using the same depreciation method and useful life as the underlying leased asset, or if not readily determinable, using a straight-line method over the lease term.

We recognize a lease liability at the commencement of an operating lease, representing the obligation to make lease payments. The lease liability is initially measured at the present value of the non-cancellable lease payments, less any initial direct payments. The lease liability is subsequently remeasured to reflect the present value of the remaining lease payments using the lessee’s incremental borrowing rate at the initial recognition date or the subsequent remeasurement date, if applicable. Interest expense is recognized on the lease liability using the effective interest method.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, we accrue for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of June 30, 2025 and December 31, 2024, we had approximately $1.0 million and $9.0 million in open purchase orders, respectively.

Revenue Recognition

As of June 30, 2025, the Company has not yet generated any revenue from its continuing operations. The Company is currently in the pre-launch phase and is focused on developing its core product.

The Company expects to recognize revenue upon the delivery of its product to customers. Revenue will be recognized in accordance with the applicable accounting standards, such as ASC 606.

F-8

The Company’s ability to generate revenue is subject to various risks and uncertainties, including successful product development, market acceptance and regulatory approvals. These factors could materially impact the timing and amount of future revenue recognized by the Company.

Key Considerations for Future Revenue Recognition:

●	Performance obligations: The Company will assess its contracts with customers to identify the distinct performance obligations and allocate the transaction price accordingly.

●	Variable consideration: If applicable, the Company will estimate the amount of variable consideration to which it is entitled based on the probability-weighted approach.

●	Right of return: If customers have a right to return products, the Company will recognize a refund liability and adjust revenue accordingly.

●	Principal versus agent: The Company will determine whether it acts as a principal or an agent in its transactions, which will impact the presentation of revenue in the financial statements.

The Company will continue to evaluate its revenue recognition policies and procedures as its business evolves and will make any necessary disclosures in future financial statements.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

Tax benefits from uncertain positions are recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

We are subject to tax in the United States (“U.S.”) and internationally and we file tax returns in the U.S. Federal jurisdiction, California state jurisdiction and Italy. We are subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.

Stock-Based Compensation

We account for stock-based compensation at the grant date, based on the calculated fair value of the award using the Black-Scholes Option Pricing Model. For time-based awards, stock-based compensation expense is recorded using the straight-line method over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for forfeitures as they occur. Accordingly, compensation expense is recognized only for awards that ultimately vest. Forfeitures are recognized in the period in which they occur, and no estimations or adjustments are made for anticipated forfeitures.

Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

Research and development costs are expensed as incurred and represent costs incurred to further new technologies, product design and technical capabilities.

F-9

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk are cash, cash equivalents, and restricted cash. We hold cash in domestic financial institutions that are federally insured within statutory limits. At times, deposits exceed federally insured limits.

Concentration of Supply Risk

The Company is dependent on a few suppliers for capital equipment, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary equipment and components of its products according to the schedule and at prices, quality levels and volumes acceptable to the Company, or its inability to efficiently manage these components, could have a material adverse effect on the Company’s results of operations and financial condition.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of Preferred Stock, warrants and options under the Company’s 2021 Stock Option and Incentive Plan.

As of June 30, 2025 and 2024, potentially dilutive securities outstanding were as follows:

	June 30, 2025	June 30, 2024
Preferred stock	3,721,394	3,721,394
Stock options	4,404,688	3,741,124
Warrants	868,167	-
Potentially dilutive securities	8,994,249	7,462,518

For the six months ended June 30, 2025 and 2024, we incurred a net loss for which the effects of our potentially dilutive securities would be antidilutive and are therefore excluded from diluted net loss per share calculations.

The following table sets forth the computation of basic net loss per share of Class A and Class B stock (in thousands, except per share amounts):

	Six Months Ended June 30,
	2025		2024
	Class A	Class B	Class A	Class B
Numerator
Allocation of losses	$(18,105)	$(4,833)	$(14,446)	$(3,376)
Denominator
Weighted average shares outstanding	18,486,999	4,935,209	18,486,999	4,319,875
Basic net loss per share	(0.98)	(0.98)	(0.78)	(0.78)

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

F-10

NOTE 3 – GRANT FUNDS RECEIVABLE

On February 15, 2023, we were awarded a $21.9 million grant from the California Energy Commission (“CEC”), which provides for the reimbursement of certain capital investments and operating costs related to battery and solar and production applications for our vehicle, subject to milestone achievements. Reimbursement requests made by us are recorded as grant funds receivable and other income, net of a 10% retention amount, which CEC holds until there is evidence of project completion. We were originally required to complete the CEC project and use all funding by March 31, 2026, however, in May of 2025 the end date on the agreement was extended to March 31, 2027. Completion of the project requires us to meet significant milestones in the future, the probability of which is uncertain. Therefore, we record the retention amount only when it is determined to be reasonably collectible. Through June 30, 2025, the Company submitted reimbursement requests totalling $4.1 million under this grant, of which $0.4 million is retained by CEC. None of the retention amount has been recognized as other income.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery Automobile Co. Ltd. (“Chery”). The TLA enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how and data. In exchange, we agreed to pay a license fee in two parts: 1) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Furthermore, we agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million in four installments corresponding with the milestones set out in the TLA.

In 2022 we paid $1.0 million of the fixed license fee and issued 144,927 shares of Class B Common stock equivalent to $4.0 million to Chery. During the year ended December 31, 2023, we amended the TLA to be limited to a fixed fee of $1 million in cash (the amount previously paid) and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. We have rights of first refusal to repurchase Chery’s shares should they decide to transfer them to another shareholder.

Litigation and Regulation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. The Company is also subject to legal proceedings which arise in the ordinary course of business.

In August 2024, Zaptera USA, Inc. (“Zaptera”) filed a complaint against Aptera Motors Corp. in U.S. District Court for the Southern District of California, which was amended in February 2025. In June 2025, the Court dismissed a subset of claims and Zaptera filed a Second Amended Complaint on June 26, 2025. The Second Amended Complaint asserts the following claims against Aptera Motors Corp. and a group of individuals associated with Aptera Motors Corp.: design patent infringement; misappropriation of trade secrets; and declaratory judgment of patent ownership. Zaptera also asserts breach of contract against individuals associated with Aptera Motors Corp., but not the company itself. Aptera Motors Corp. and the individual defendants have moved to dismiss the claims for trade secret misappropriation and all claims against the individual defendants.

Zaptera seeks various remedies, including damages and injunctive relief. Aptera Motors Corp. intends to vigorously defend this litigation, believes the claims are without merit. However, litigation is inherently uncertain, and an unfavorable outcome could materially harm our business.

In January 2025, we received a subpoena for documents from the staff of the Securities and Exchange Commission (SEC) related to our securities offerings and the production, design, and manufacture of our vehicles. This subpoena is part of an ongoing SEC investigation. We are cooperating fully with the investigation and are producing documents in response to the subpoena.

The SEC has informed us that the investigation does not mean that it has concluded that anyone has violated the law and that the receipt of the subpoena does not mean that the SEC has a negative opinion of any person, entity, or security. However, we cannot provide any assurances as to the outcome of this investigation or its potential effect, if any, on our company.

F-11

NOTE 5 – LEASES

As of June 30, 2025, we leased approximately 77,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California. We record leases at lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The lease commenced on February 1, 2022, and has a term of 62 months, expiring on April 1, 2027.

The lease agreement includes scheduled rent escalations over the lease term, with monthly base rent ranging from $91 thousand to $106 thousand. The lease also included rent abatement for the second and thirteenth months of the lease. Lease expense is recognized on a straight-line basis over the lease term.

The Company has two options to extend the lease term for 60 months each, subject to the terms of the lease. A security deposit of $2.5 million was paid in connection with the lease, $1.5 million of which has been returned to the Company as of June 30, 2025. The lease is a triple net lease, meaning the Company is responsible for all costs, expenses, and obligations relating to the facility, including operating expenses, repairs, insurance, and taxes.

Our lease agreement does not provide an implicit borrowing rate and we have, therefore, used a benchmark approach to derive an appropriate incremental borrowing rate. We used companies of similar credit ratings and comparable credit quality to derive a benchmark incremental borrowing rate to discount lease liabilities through the remaining lease term.

Operating lease obligations are presented as follows on the consolidated balance sheets (in thousands):

	As of June 30, 2025	As of December 31, 2024
Operating lease assets, net	$1,676	$2,104

Current portion of lease liabilities	1,092	1,030
Long-term lease liabilities	903	1,468
	$1,995	$2,498

We recorded $0.5 million as operating lease expense for the six months ended June 30, 2025 and 2024, respectively. This expense is allocated to “General, selling, and administrative” and “Research and development” expenses in the Consolidated Statements of Operations.

Other information related to our lease obligations is as follows:

	As of June 30, 2025	As of December 31, 2024
Supplemental lease information
Weighted average remaining lease term (in years)	1.75	2.25
Weighted average discount rate	8.30%	8.30%

	As of June 30, 2025	As of December 31, 2024
Cash payments included in the measurement of lease liabilities:
Operating cash flows from operating leases	$594	$1,139

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of June 30, 2025, the number of shares of preferred stock authorized for issuance was 31,304,495, of which 11,304,495 has been designated as a series of Series B-1 Preferred Stock (which we collectively refer to as “Series B-1 Preferred Stock). In addition to the Series B-1 Preferred Stock, 20,000,000 shares of Preferred Stock may be issued from time to time in one or more series by a resolution of the Board of Directors. Series B-1 Preferred stockholders are entitled to certain preferences if an event, voluntary or involuntary, occurs requiring a liquidation of our assets (a “Liquidation Event”). If a Liquidation Event were to occur, preferred stockholders would have priority for any funds distributed to stockholders of the Corporation, plus declared but unpaid dividends. In a Liquidation Event, if the legally available funds to Preferred stockholders are insufficient to distribute the entirety of the liquidation preference balance, then funds will be distributed on a pro rata basis amongst the classes of Series B-1 Preferred Stock (see table below).

Holders of Series B-1 Preferred Stock also have preferential dividend rights, whereby we may not declare or pay dividends on Common Stock in amounts greater than those available to Series B-1 Preferred shareholders, unless the dividends on Common Stock are payable in Common Stock.

F-12

Shares of Series B-1 Preferred Stock are convertible, at the option of the holder, into shares of Class B Common Stock at the Original Issue Price, subject to adjustment (the “Conversion Rate”) in certain limited circumstances.

Series B-1 Preferred Stock are converted into shares of Class B Common Stock at the Conversion Rate upon the earlier of (i) the closing of a sale of the Company’s Common Stock in a firm commitment underwritten public offering that results in at least $75,000,000 of gross proceeds to this corporation, following which, its shares are listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Holders of Series B-1 Preferred Stock are entitled to voting rights equal to holders of Class B Common Stock; however, other than required under Delaware law, holders of Class B Common have not been granted voting rights through the date of this filing.

The following table summarizes issuances of Series B Preferred Stock and associated liquidation preferences as of June 30, 2025 (dollar amounts in thousands):

	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series B-1-A Preferred Stock	$27.6000	217,391	25,693	$709
Series B-1-B Preferred Stock	0.6555	379,774	126,591	83
Series B-1-C Preferred Stock	0.7281	4,234,991	1,411,664	1,028
Series B-1-D Preferred Stock	1.1553	772,597	257,532	298
Series B-1-E Preferred Stock	1.2837	4,618,667	1,539,556	1,976
Series B-1-F Preferred Stock	1.4565	1,071,984	357,328	520
Series B-1-G Preferred Stock	26.4000	9,091	3,030	80
Preferred Stock		20,000,000	-	-
Total Series B Preferred Stock as of June 30, 2025		31,304,495	3,721,394	$4,694

In July 2025, subsequent to the balance sheet date, the holders of the Series B-1 Preferred Stock voted to amend the security’s automatic conversion provisions. See Note 8, Subsequent Events, for a detailed description of the amended terms.

Class A Common Stock

Holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Class A common stockholders also have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation, subject to the rights of any preferred stock that may be outstanding.

Class B Common Stock

Holders of Class B common stock are not entitled to voting rights, except as required by applicable law. They have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation on an equal basis with holders of Class A common stock, subject to the rights of any preferred stock that may be outstanding.

During the six months ended June 30, 2025 and 2024, the Company issued 186,251 and 424,474 shares of Class B common stock, respectively, for total cash proceeds of $7.4 million and $13.1 million. The weighted-average issuance price was $39.73 per share in 2025 and $30.95 per share in 2024.

F-13

As previously disclosed, the Company issued to a vendor a warrant to purchase 333,333 shares of Class B Common Stock at an exercise price of $31.50 per share. This warrant vested in full on May 15, 2025, and expires on November 15, 2034. During the six months ended June 30, 2025, 250,000 of these warrant shares vested in accordance with the service-based vesting schedule. As a result, the Company recognized stock-based compensation expense of $7.3 million, which was recorded in selling, general and administrative expenses.

During the six months ended June 30, 2025 and 2024, the Company issued 347 and 1,746 shares, respectively, of Class B common stock to external consultants as compensation for services rendered. The aggregate grant-date fair value of these shares was approximately $15 thousand and $55 thousand, respectively, based on weighted-average issuance prices of $44.40 and $31.50 per share. The fair value was determined based on the contemporaneous cash sale prices of Class B common stock to third-party investors.

Stock Issuance Costs

We have engaged various service providers to assist with our stock offerings, including:

●	Administrative and technology service providers: These firms provide support for our stock offerings, including administrative tasks and technology solutions. We typically pay these providers a commission of around 1% on stock sales.

●	Electronic investor platforms: These platforms facilitate online investment transactions. We pay fees to these platforms, which may include monthly service fees, payment processing fees, and commissions. These fees can vary but typically range from 0.5% to 4% of the value of the stock sold. In some cases, we have also paid commissions in the form of company stock, up to 2% of the value of the stock sold.

The fees paid to these service providers are considered stock issuance costs and are offset against additional paid-in capital on our balance sheet.

As of June 30, 2025, the Company had Class B common stock subscriptions receivable of $12 thousand.

NOTE 7 – STOCK-BASED COMPENSATION

Stock Option and Incentive Plan

In June 2021, our Board approved and we adopted the 2021 Stock Option and Incentive Plan (the “Plan”). The Plan allows us and any future subsidiaries to grant incentive and non-statutory stock options, and restricted stock awards to our employees, non-employee directors and consultants. The primary purpose of the Plan is to enable us to attract, retain and motivate our employees, non-employee directors and consultants.

The Plan is administered by a Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 6,333,333. The Committee has full discretion to set the vesting criteria. The exercise price of stock options granted may not be less than 100% of the fair market value of our common stock on the date of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan was 1,928,646 as of June 30, 2025.

F-14

Outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows (aggregate intrinsic values in thousands):

	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Balance at December 31, 2024	3,803,417	$19.17	$46,903	$15.84	6.8
Granted	746,847	$31.50	$9,634	$37.83	9.5
Exercised	-	-	-	-	-
Forfeited	(27,137)	31.50	350	$25.77	-
Expired	(118,439)	15.44	5,994	$11.98	-
Outstanding and expected to vest at June 30, 2025	4,404,688	$21.20	$102,178	$19.56	6.78
Vested and exercisable at June 30, 2025	3,361,504	$19.12	$84,981	$15.87	6.51

The total fair value of stock options granted during the six months ended June 30, 2025 and 2024, respectively was $28.3 million and $0 million, respectively, which is being recognized over their respective vesting periods.

We estimate the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of our share price over the expected term, expected risk-free interest and underlying estimated fair value of stock price.

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Weighted average risk-free interest rate	4.05%	—
Weighted average expected volatility	105.97%	—
Weighted average expected term (in years)	5.84	—
Expected dividend yield	—	—
Exercise price	$31.50	$—
Estimated fair value of stock price	$44.40

Modification of Option Grants

During the six months ended June 30, 2025 and 2024, the Company modified the post-termination exercise period for stock option awards granted to certain former employees, executives, and board members. Specifically, the modifications extended the period during which these individuals may exercise their options after leaving the Company. These changes resulted in incremental stock-based compensation expense of $0.5 million and $5.5 million for the six months ended June 30, 2025 and 2024, respectively.

We estimate the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of our share price over the expected term, expected risk-free interest.

Expected Option Term: The expected option term represents the period that options granted are expected to be outstanding. Given the limited historical exercise data of our stock options, we utilize the simplified method, to estimate the expected term. This method calculates the expected term as the midpoint between the vesting period and the contractual term of the options.

Expected Volatility: The expected volatility is a measure of the amount by which our share price is anticipated to fluctuate during the expected term of the options. We determine expected volatility based on the historical volatility of comparable publicly traded companies within our industry. These comparable companies were selected based on factors such as industry similarity, market capitalization, and stage of development. The historical volatility is calculated over a period consistent with the expected term of the options.

Risk-Free Interest Rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the grant date for periods corresponding to the expected term of the options.

Dividend Yield: The Company has not historically paid dividends and does not anticipate paying dividends in the foreseeable future. Therefore, the dividend yield is assumed to be zero.

F-15

These assumptions are evaluated and adjusted as necessary based on changes in market conditions and historical experience.

The allocation of stock-based compensation expense was as follows (in thousands):

	For the six months ended June 30,
	2025	2024
General, selling and administrative	$11,167	$7,111
Research and Development	4,619	1,573
Total stock-based compensation	$15,786	$8,684

As of June 30, 2025 the total unrecognized compensation cost related to outstanding time-based options was $28.9 million, which is expected to be recognized over a weighted-average period of 1.61 years.

NOTE 8 – SUBSEQUENT EVENTS

Regulation A+ Common Stock Offering

In November 2024, the Company commenced a Regulation A+ offering of its Class B common stock priced at $44.40 per share. The total amount that can be raised through this offering is $15 million and remains ongoing. Subsequent to the balance sheet date and through the date of this filing, the Company raised an additional $2.1 million through this offering. On July 26, 2025 the Company closed its Regulation A+ Common Stock Offering to new investment.

Regulation D Class B Common Stock Offering

In November 2024, the Company commenced a Regulation D Rule 506(c) offering of its Class B common stock priced at $31.50 per share. The total amount that can be raised through this offering is $20 million. This offering remains ongoing and is limited to accredited investors. Subsequent to the balance sheet date and through the date of this filing, the Company raised an additional $0.7 million through this offering. On July 26, 2025 the Company closed its Regulation D Common Stock Offering to new investment.

Reverse Stock Split

On August 5, 2025, the Company effected a 1-for-3 reverse stock split of its issued and outstanding Class A common stock, Class B common stock, and each series of Series B-1 preferred stock (the “Reverse Stock Split”). As a result of the Reverse Stock Split, every three shares of each class or series issued and outstanding immediately prior to the effective time were automatically reclassified into one share of the same class or series. No fractional shares were issued as a result of the Reverse Stock Split; instead, any fractional shares resulting from the split were rounded up to the nearest whole share. The par value of the Company’s capital stock and the total number of authorized shares were not affected by the Reverse Stock Split. Accordingly, all share and per-share amounts for all periods presented in the accompanying condensed consolidated financial statements and related notes have been retroactively restated to reflect the reverse stock split.

Conversion of Series B-1 Preferred Stock

In July 2025, the holders of Series B-1 Preferred Stock voted to amend the automatic conversion provisions of its Series B-1 preferred stock. Each share of Series B-1 preferred stock will automatically convert into Class B common stock upon the earlier of (i) a Qualified Public Company Event, as defined in our current certificate of incorporation, or (ii) such other event or date approved by the holders of a majority of the then outstanding Series B-1 preferred stock. The certificate of amendment effecting such change was filed on August 5, 2025.

Other

The Company has evaluated subsequent events that have occurred through the date of this filing and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements other than as disclosed.

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APTERA MOTORS

PART III

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

		Incorporation by Reference
Exhibit Number		Form	File Number	Filing Date	Exhibit Number
2.1	Restated Certificate of Incorporation	1-U	24R-00472	August 31, 2022	8.1
2.2	Bylaws	1-A/A	024-11479	April 30, 2021	2.2
2.3	Certificate of Amendment of Aptera Motors Corp.	1-U	24R-00472	August 11, 2025	2.1
2.4	Form of Amended and Restated Certificate of Incorporation	S-1	333-289898	August 27, 2025	3.4
2.5	Form of Amended and Restated Bylaws	S-1	333-289898	August 27, 2025	3.5
3.1	Warrant issued to Amato and Partners, LLC dated November 15, 2024 (FMV Price)	S-1	333-289898	August 27, 2025	4.2
3.2	Amendment dated August 27, 2025 to Warrant issued to Amato and Partners, LLC dated November 15, 2024 (FMV Price)	S-1	333-289898	August 27, 2025	4.3
3.3	Warrant issued to Amato and Partners, LLC dated November 15, 2024 (Fixed Price)	S-1	333-289898	August 27, 2025	4.4
3.4	Warrant issued to US Capital Global Securities, LLC dated October 4, 2024	S-1	333-289898	August 27, 2025	4.5
3.5	Warrant issued to US Capital Global Securities, LLC dated October 25, 2024	S-1	333-289898	August 27, 2025	4.6
3.6	Warrant issued to US Capital Global Securities, LLC dated October 31, 2024	S-1	333-289898	August 27, 2025	4.7
3.7	Warrant issued to US Capital Global Securities, LLC dated December 2, 2024	S-1	333-289898	August 27, 2025	4.8
5.1	Form of Voting Agreement	1-A POS	024-11479	August 10, 2023	5.1
6.1	2021 Stock Option and Incentive Plan	1-K	24R-00472	May 2, 2022	6.1
6.2	Andromeda Interfaces Inc. Agreement and Plan of Merger and Settlement Agreement(*)	1-K	24R-00472	May 2, 2022	6.2
6.3	Chery Supply Agreement as amended	1-K	24R-00472	May 2, 2022	6.3
6.4	Option Agreement with Chris Anthony	1-K	24R-00472	May 2, 2022	6.4
6.5	Option Agreement with Steve Fambro	1-K	24R-00472	May 2, 2022	6.5
6.6	Single Tenant Lease – Net between the Company and EV 2340, LLC	1-A POS	024-11479	July 13, 2022	6.7
6.7	Lease between the Company and H.G. Fenton Property Company	1-A POS	024-11479	July 13, 2022	6.8
6.8	Form of Indemnification Agreement #	S-1	333-289898	August 27, 2025	10.8
6.9	Form of 2025 Omnibus Equity Plan #	S-1	333-289898	August 27, 2025	10.9
6.10	Form of Incentive Stock Option Grant Agreement#	S-1	333-289898	August 27, 2025	10.10
6.11	Form of Nonqualified Stock Option Grant Agreement#	S-1	333-289898	August 27, 2025	10.11
6.12	Form of Restricted Stock Unit Award Agreement#	S-1	333-289898	August 27, 2025	10.12
6.13	Employment Agreement with Chris Anthony #	S-1	333-289898	August 27, 2025	10.13
6.14	Employment Agreement with Steve Fambro #	S-1	333-289898	August 27, 2025	10.14
6.15	Interim Chief Financial Officer Engagement Letter #	S-1	333-289898	August 27, 2025	10.15

(*)	Portions of this exhibit have been omitted

# Indicates management contract or compensatory plan.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APTERA MOTORS CORP.

/s/ Chris Anthony
Chris Anthony, Co-CEO

Date: September 25, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Chris Anthony
Chris Anthony, Principal Executive Officer, Principal Accounting Officer, and Principal Financial Officer

Date: September 25, 2025

/s/ Steve Fambro
Steve Fambro, Co-Chief Executive Officer

Date: September 25, 2025

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